U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 MAY 17 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 9, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07023611

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Summary of the agreements adopted in the Ordinary Shareholders General Assembly of U.S. Commercial Corp., S.A.B. de C.V. held on April 30, 2007.

PROCESSED
MAY 21 2007
THOMSON FINANCIAL

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

dlw 5/18

SUMMARY OF AGREEMENTS ADOPTED DURING THE ORDINARY STOCKHOLDERS GENERAL ASSEMBLY OF U.S. COMMERCIAL CORP., S.A.B. DE C.V., HELD ON APRIL 30, 2007.

ORDINARY STOCKHOLDERS GENERAL ASSEMBLY

A) It was considered as rendered and approved on its terms, the General Director's report that was presented to the Assembly, regarding the course of business and operations of U.S. Commercial Corp., S.A.B. de C.V. during the fiscal year that ended on December 31, 2006.

B) It was considered as presented and approved on its terms the External Auditor's Expert Opinion

C) It was considered as rendered and approved on its terms the report of the Corporate and Audit Practices Committee, on the terms that it was presented to the Assembly.

D) Were considered and approved in all its items the consolidated financial statement of U.S. Commercial Corp., S.A.B. de C.V. and subsidiaries as of December 31, 2006

E) It was approved that the net loss suffered by the corporation in the fiscal year of 2006. that added up to MXN $9,199,892 (thousand pesos) shall be applied to the profits pending distribution account, and the balance of the resulting accumulated profits, besides being at the disposal of the Corporation's Stockholders Assembly, is at the Board of Directors' disposal as well, with the exception of the total amount of the legal reserve, having been delegated in this body the broadest powers to allocate it entirely or partially, according to what it decides and is appropriate, to create or to its distribution as dividend (s) to the Corporation's stockholders

F) Was ratified the Board of Directors' management during the fiscal year that ended on December 31, 2006.

G) Was ratified the integration of the Board of Directors of U.S. Commercial Corp., S.A.B. de C.V., as follows:

PROPRIETOR MEMBERS

1.- LIC. CARLOS SLIM DOMIT
2.- C.P. RAFAEL MOISÉS KALACH MIZRAHI
3.- LIC. AGUSTÍN SANTAMARINA Y VÁZQUEZ GÓMEZ
4.- LIC. EDUARDO VALDÉS ACRA
5.- LIC. ARTURO ELÍAS AYUB
6.- LIC. JOSÉ KURI HARFUSH
7.- LIC. IGNACIO COBO TRUJILLO

H) Was ratified as Chairman of the Board of Directors Lic. Carlos Slim Domit, as General Director of the Corporation Ing. Antonio Gómez García and Lic. Sergio Rodríguez Molleda as Secretary of the Board of Directors.

I) It was resolved to ratify C.P. Rafael Moisés Kalach Mizrahi in the position of Chairman of the Corporate and Audit Practices Committee, and were ratified as members of the said committee Messrs C.P. Rafael Moisés Kalach Mizrahi, Lic. José Kuri Harfush and Lic. Agustín Santamarína y Vázquez Gómez .

J) It was resolved to pay MXN $8,000.00, individually as professional fee to the Board Members for every Board of Directors meeting they attend to, and that the fees for the board members attending the Corporate and Audit Practices Committee shall be of MXN $4,000.00 , subject to the corresponding tax withdrawals payments.

K) It was resolved that afterwards shall be submitted for approval of the stockholders assembly the maximum amount of resources that can be allocated to the acquisition of own stock for the fiscal year 2007 as well as the provisions and politics relative to the acquisition of own stocks.

L) It was resolved to appoint as Special Delegates of the Assembly to Lic. Carlos Slim Domit, Lic. Sergio Rodríguez Molleda, Lic. Eduardo Ramírez De Arellano and Lic. Alejandro Archundia Becerra, so that any of them indistinctively on their own, and if deemed necessary : a) Appear before the Notary Public of their choice to notarize any part of or all the minute of the assembly, b) so that by themselves or any other person or persons they designate, registers the corresponding notarized evidence at the Public Trade Registry c) Issue the certified true copies of the Assembly minute or any parts of it, and d) Carry out the required publications and any other act to execute and give full effect to the resolutions of the assembly.

END